Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

2U, Inc.

We consent to the use of our reports dated February 24, 2017, incorporated herein by reference, with respect to the consolidated balance sheets of 2U, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal controls over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of 2U, Inc.

/s/ KPMG LLP

McLean, VA
December 8, 2017